Exhibit 99.17

PACIFIC THERAPEUTICS LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders of Pacific Therapeutics Ltd. (the “Company”) will be held at 3rd Floor, 510 Burrard Street, Vancouver, B.C., V6C

3B9, on May 20, 2016, at the hour of 2 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2015, and the report of the auditors thereon;
2.	to consider, and, if deemed appropriate, to set the number of directors for the ensuing year at three;
3.	to elect the directors of the Company for the ensuing year;
4.	to appoint auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;
5.	to consider, and if thought fit, to pass an ordinary resolution to approve the Corporation's 2016 Stock Option Plan
6.

pursuant to an order (the “Interim Order”) dated April 19, 2016, of the Supreme Court of British Columbia to consider and, if thought fit, pass a resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving the Company and Cabbay Holdings Corp. (a wholly-owned subsidiary of the Company) (“SpinCo”), the full text of which is set out in Schedule A to, and all as more particularly described in, the Circular; and

7.

to consider other matters and to transact such other business, including without limitation such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any postponement or adjournment thereof.

The texts of the Arrangement Resolution and the agreement in respect of the Arrangement are set forth in Schedule A and Schedule B, respectively, to the Circular.

To be approved by Shareholders, the Arrangement Resolution must each be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. This notice of Meeting is accompanied by: (a) the Circular; and (b) either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders. The Circular accompanying this notice of Meeting is incorporated into and shall be deemed to form part of this notice of Meeting.

The record date for the determination of shareholders of the Company’s (Class A) common shares (such shares being “common shares” and such shareholders being “Shareholders”)) entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is March 22, 2016 (the “Record Date”). Only holders of record of common shares of the Company at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment thereof.

Your vote is important regardless of the number of common shares of the Company you own.

A Shareholder may attend the Meeting or any adjournments or postponements thereof in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are asked to complete, sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for use at the

Meeting or any adjournments or postponements thereof. To be effective, the proxy must be duly completed and signed and then mailed or delivered to or deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada located at 510 Burrard Street, 2nd floor, Vancouver, B.C. V6C 3B9 before 2 p.m. (Vancouver time) on May 18, 2016, or if the Meeting is adjourned or postponed, before 2 p.m. (Vancouver time) on the day that is at least two business days preceding the date of the reconvening of any adjourned or postponed meeting at which the proxy is to be used.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. The above time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

Pursuant to the Interim Order, holders of common shares of the Company have been granted the right to dissent against the Arrangement Resolution and to be paid the fair value of their common shares of the Company in respect of the Arrangement Resolution in accordance with the terms of the Interim Order and section 238 of the Business Corporations Act (British Columbia). This right is described in the Circular under the heading “Rights of Dissent”. Registered shareholders have the right to dissent with respect to the Arrangement Resolution and if the Arrangement Resolution becomes effective, to be paid the fair value of their common shares in accordance with the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia), as amended, (the “BCBCA”) as modified by the Interim Order, Final Order and the Plan of Arrangement. These dissent rights are described in the accompanying Circular and a copy of the dissent rights are attached as Schedule E to the Circular. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, Final Order and the Plan of Arrangement, may result in the loss or unavailability of the right of dissent. A dissenting shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by the Company c/o Suite 605-815 Hornby St., Vancouver, BC, V6Z 2E6 Attention: Robert Horsley on or prior to 2 p.m. (Vancouver time) on May 18, 2016.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered shareholders are entitled to dissent. Accordingly, a beneficial owner of common shares seeking to exercise the right to dissent must make arrangements for the common shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by or, alternatively, make arrangements for the registered holder of such common shares to dissent on behalf of the holder. The right to dissent is not available to holders of options or warrants of the Company.

DATED at Vancouver, British Columbia, this 21st day of April 2016.

Pacific Therapeutics Ltd.

By Order of the Board

/s/“Robert Horsley”

Robert Horsley,
CEO & Director